[Baker & McKenzie LLP Letterhead]

May 18, 2017

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Kelly Services, Inc.
Registration Statement on Form S-3
(Commission File No. 333-216428)

Ladies and Gentlemen:

This letter confirms that Kelly Services, Inc. (the “Company”) has withdrawn its requested pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, dated as of May 11, 2017 that the above-captioned Registration Statement be declared effective.

Very truly yours,

/s/ Craig A. Roeder
Craig A. Roeder
Principal

cc:	James M. Polehna

Vice President and Corporate Secretary

Kelly Services, Inc.